SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Amendment No. 11

WASHINGTON GROUP INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

938862208
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be #filed# for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 938862208			Page 2 of 11

1.	Name of Reporting Person: James B. Rubin Resurgence Asset Management, L.L.C. (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 59,104 (1)

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 59,104 (1)

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 59,104 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.4%

12.	Type of Reporting Person: IA

(1)	Resurgence Asset Management, L.L.C. (“RAM”) exercises voting and dispositive power over the Issuer’s securities solely in RAM’s capacity as the general partner and/or sole investment advisor of M.D. Sass Corporate Resurgence Partners, L.P., M.D. Sass Corporate Resurgence Partners II, L.P., and M.D. Sass Corporate Resurgence Partners III, L.P. (“Resurgence I, II and III”, respectively), the Resurgence Asset Management, L.L.C. Employment Retirement Plan (the “Plan”), and a separately managed account for a private corporation (the “Account”). Accordingly, RAM may be deemed to share voting and dispositive power with Resurgence I, II and III, the Plan and the Account. Mr. James B. Rubin serves as Chief Investment Officer and is responsible for the day-to-day investment activities of RAM. In addition, funds which have invested side by side with funds managed by RAM and RAMI (as defined on the next page) beneficially own an additional 1,620 shares of Issuer’s common stock in the aggregate.

13G
CUSIP No. 938862208			Page 3 of 11

1.	Name of Reporting Person: James B. Rubin Resurgence Asset Management International, L.L.C. (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 12,923 (1)

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 12,923 (1)

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,923 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.1%

12.	Type of Reporting Person: IA

(1)	Resurgence Asset Management International, L.L.C. (“RAMI”) exercises voting and dispositive power over Issuer’s securities solely in RAMI’s capacity as sole special shareholder of and sole investment advisor of M.D. Sass Corporate Resurgence International, Ltd. Accordingly, RAMI may be deemed to share voting and dispositive power with M.D. Sass Corporate Resurgence International, Ltd. Mr. James B. Rubin serves as Chief Investment Officer and is responsible for the day-to-day investment activities of RAMI. In addition, funds which have invested side by side with funds managed by RAM and RAMI beneficially own an additional 1,620 shares of Issuer’s Common Stock in the aggregate.

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CUSIP No. 938862208			Page 4 of 11

1.	Name of Reporting Person: James B. Rubin Re/Enterprise Asset Management, L.L.C. (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 33,424 (1)

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 33,424 (1)

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,424 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.1%

12.	Type of Reporting Person: IA

(1)	Re/Enterprise Asset Management L.L.C. (“REAM”) exercises voting and dispositive power over the Issuer’s securities (a) as the sole investment advisor to two employee pension plans and (b) as general partner and sole investment advisor of M.D. Sass Re/Enterprise Portfolio Company, L.P. (“Enterprise”) and M.D. Sass Re/Enterprise II, L.P. (“Enterprise II”). Accordingly, REAM may be deemed to share voting and dispositive power with each of the pension plans, and Enterprise and Enterprise II. Mr. James B. Rubin serves as Chief Investment Officer and is responsible for the day-to-day investment activities of REAM.

CUSIP No. 9388862208	13G/A	Page 5 of 11 Pages

Item 1(a).	Name of Issuer:

Washington Group International, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

720 Park Boulevard
Boise, Idaho 83712

Item 2(a)	Name of Person Filing:

Resurgence Asset Management, L.L.C. (“RAM”)
Resurgence Asset Management International, L.L.C. (“RAMI”)
Re/Enterprise Asset Management, L.L.C. (“REAM”)

(Each person listed above is a “Reporting Person” and collectively
“Reporting Persons”)

Item 2(b)	Address of Principal Business Office or, if None, Residence:

10 New King Street
White Plains, New York 10604

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

938862208

CUSIP No. 9388862208	13G/A	Page 6 of 11 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act

(e)	☑	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(G)

(g)	☐	A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See Item 9 of each cover page. As of December 31, 2003, the Reporting Persons beneficially owned an aggregate of 105,451 of the Common Stock of the Issuer, representing 2.6% in the aggregate of the total outstanding Common Stock. Approximately 6,110 of these shares were beneficially owned pursuant to currently exercisable warrants.

(b) Percent of Class:

The percentages in Item 11 of each cover page are based on 25,016,667 shares of Common Stock that were outstanding as of November 7, 2003, as reported in the Issuer’s Form 10-Q for the quarterly period ending October 3, 2003, plus, for each of the Reporting Persons, the number of Common Stock issuable upon exercise of such Reporting Person’s warrants.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of each cover page and Item 4(a) above.

CUSIP No. 9388862208	13G/A	Page 7 of 11 Pages

(ii)	Shared power to vote or to direct the vote

See Item 6 of each cover page and Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of each cover page and Item 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of each cover page and Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See footnotes to each cover page.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 9388862208	13G/A	Page 8 of 11 Pages

Item 10.	Certifications.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2003

RESURGENCE ASSET MANAGEMENT, L.L.C.
By:	/s/James B. Rubin
James B. Rubin, Co-Chairman

RESURGENCE ASSET MANAGEMENT INTERNATIONAL, L.L.C.
By:	/s/James B. Rubin
James B. Rubin, Co-Chairman

RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.
By:	/s/James B. Rubin
James B. Rubin, Co-Chairman

CUSIP No. 9388862208	13G/A	Page 9 of 11 Pages

EXHIBIT INDEX TO SCHEDULE 13G
WASHINGTON GROUP INTERNATIONAL, INC.

EXHIBIT 1

Agreement between Resurgence Asset Management, L.L.C. (“RAM”), Resurgence Asset Management International, L.L.C. (“RAMI”) and Re/Enterprise Asset Management L.L.C. (“REAM”).

EXHIBIT 2

Disclaimer of beneficial ownership by RAM, RAMI and REAM.

CUSIP No. 9388862208	13G/A	Page 10 of 11 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF
AMENDMENT NO. 1 TO SCHEDULE 13G

Each of the undersigned hereby affirms that it is individually eligible to use Schedule 13G, and agrees that this Amendment No. 1 to Schedule 13G is filed on its behalf.

Dated: February 13, 2003

RESURGENCE ASSET MANAGEMENT, L.L.C.
By:	/s/ James B. Rubin
James B. Rubin, Co-Chairman

RESURGENCE ASSET MANAGEMENT INTERNATIONAL, L.L.C.
By:	/s/ James B. Rubin
James B. Rubin, Co-Chairman

RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.
By:	/s/ James B. Rubin
James B. Rubin, Co-Chairman

CUSIP No. 9388862208	13G/A	Page 11 of 11 Pages

EXHIBIT 2

DISCLAIMER OF BENEFICIAL OWNERSHIP

Each of the undersigned disclaims beneficial ownership of the securities referred to in this Amendment No. 1 to Schedule 13G to which this exhibit is attached, and the filing of this Amendment No. 1 to Schedule 13G shall not be construed as an admission that any of the undersigned is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Amendment No. 1 to Schedule 13G.

Dated: February 13, 2003

RESURGENCE ASSET MANAGEMENT, L.L.C.
By:	/s/ James B. Rubin
James B. Rubin, Co-Chairman

RESURGENCE ASSET MANAGEMENT INTERNATIONAL, L.L.C.
By:	/s/ James B. Rubin
James B. Rubin, Co-Chairman

RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.
By:	/s/ James B. Rubin
James B. Rubin, Co-Chairman